DEXIA

RECEIVED

2007 FEB 16 A 7:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021078

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

February 1st, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

| **DEXIA** |
| --- |
| **Information Pursuant to Rule 12g3-2(b)** |
| **File No. 82-4606** |

Dear Sir or Madam

We send you enclosed the English version of the press release of February 1st, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

dlw 2/16

**Dexia SA**
Place Rogier 11 – B-1210 Bruxelles – Tél. : +32 2 213 57 00 – Fax : +32 2 213 57 01
Internet: http://www.dexia.com – Compte No. 068-2113620-17 – RPM Bruxelles TVA BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Tél. : +33 1 43 92 77 77 – Fax : +33 1 43 92 70 00

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 P. Brussels, Paris, 1 February 2007

## 2007 Financial calendar

| | |
|---|---|
| Thursday, 1 March | Publication of the 2006 results |
| Wednesday, 9 May | Annual Shareholders' Meeting |
| Wednesday, 23 May | Publication of the results as of March 31, 2007 |
| Thursday, 24 May | Payment of the 2006 dividend; ex-dividend date |
| Thursday, 30 August | Publication of the results as of June 30, 2007 |
| Thursday, 15 November | Publication of the results as of September 30, 2007 |

- - - - -

## Calendrier financier 2007

| | |
|---|---|
| Jeudi 1 mars | Publication des résultats de l'année 2006 |
| Mercredi 9 mai | Assemblée Générale des actionnaires |
| Mercredi 23 mai | Publication des résultats au 31 mars 2007 |
| Jeudi 24 mai | Paiement du dividende 2006; date ex-dividende |
| Jeudi 30 août | Publication des résultats au 30 juin 2007 |
| Jeudi 15 novembre | Publication des résultats au 30 septembre 2007 |

- - - - -

## Financiële kalender 2007

| | |
|---|---|
| Donderdag 1 maart | Publicatie van de resultaten van 2006 |
| Woensdag 9 mei | Algemene Vergadering van aandeelhouders |
| Woensdag 23 mei | Publicatie van de resultaten op 31 maart 2007 |
| Donderdag 24 mei | Betaling van dividend 2006; ex-dividend datum |
| Donderdag 30 augustus | Publicatie van de resultaten op 30 juni 2007 |
| Donderdag 15 november | Publicatie van de resultaten op 30 september 2007 |

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 43 92 77 05
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 43 92 82 54

END